UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of                   May                   , 20 05

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐ No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date May 3, 2005	By	/s/ Rochiman Sukarno

(Signature)
ROCHIMAN SUKARNO Head of Investor Relation

PRESS RELEASE

No. TEL.130 /PR000/UHI/2005

ADDITIONAL INFORMATION FOR FY 2004 AND Q1/2005 RESULTS

Jakarta, May 03, 2005 – In reference to Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“TELKOM” or the “Company”) previous press release dated May 2, 2005 we hereby inform you the following information:

For the year ended December 31, 2004, the Company booked total operating revenue of Rp.33.9 trillion or increased by 25.2% compared to 2003. Operating income of Rp.13.9 trillion or increased by 16.3% and net income of Rp.6.1 trillion, or increased by 0.7%. While in first quarter 2005, the Company booked total operating revenue of Rp.9.3 trillion or increased by 20.5% compared to its figure in 2004. Operating income of Rp.3.7 trillion or increased by 14.8% and net income of Rp.1.7 trillion or increased by 3.2%.

Several important information regarding financial results of FY 2004 is as follow:

a.	Forex Loss
In 2004, TELKOM recognized loss on foreign exchange of Rp.1.2 trillion due to the depreciation of the Rupiah (from Rp.8,440 per USD as of December 31, 2003 to Rp.9,290 per USD as of December 31, 2004) including Rp.400 billion forex loss as a result of the change of MGTI accounting treatment from Revenue Sharing Arrangement to Purchase Method Accounting.

b.	Depreciation Expenses
Depreciation expense grew by 34.7% mainly due to the increase in fixed assets from KSO Division (III and IV) and accelerated fixed asset depreciation in Telkomsel amounted to Rp.205 billion.

c.	Personel Expenses
Personnel expenses grew by Rp.1.13 trillion or 25.5% to Rp.5.57 trillion compared to figure in 2003, primarily due to a significant increase in net periodic pension cost amounted to Rp.843 billion due to the changing of discount rate assumption of actuary calculation from 13% to 11% in 2004.

Meanwhile for the first quarter 2005 results was affected also by early retirement program. During the first quarter 2005, 1,017 employees has participated the program with total compensation of Rp.511 billion compared to only Rp. 380 million which was booked in first quarter 2004. In addition during the first quarter 2005, TELKOM booked forex loss amounted Rp 176.4 billion.

TELKOM is the principal provider of fixed-line services in Indonesia. TELKOM’s majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunications services including interconnection, network, data and internet services, and other telecommunications services. TELKOM’s shares are listed in the Jakarta and Surabaya Stock Exchange (JSX/SSX: TLKM) and its American depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE:TKIA)

ADEK JULIANWAR

Corporate Secretary

For further information, please contact:

Investor Relations Unit
PT TELEKOMUNIKASI INDONESIA, Tbk
Tel: 62-21-5215109
Fax: 61-21-5220500
Email: investor@telkom.co.id
Website: www.telkom-indonesia.com